CONTACT INFORMATION:
Investors and Media
Julie D. Tracy
Vice President, Investor Relations and Corporate Marketing
408-548-6500
jtracy@kyphon.com

Kyphon Reports Third Quarter 2005 Financial Results

SUNNYVALE, Calif., November 1, 2005 (PR NEWSWIRE) -- Kyphon Inc. (Nasdaq:KYPH) today announced that net sales for the quarter totaled $79.0 million, an increase of 42% over the $55.8 million in net sales reported for the third quarter of 2004. Earnings per diluted share for the quarter increased 86% to $0.26 compared to earnings per diluted share of $0.14 for the same period a year ago.

Kyphon's total net sales for the third quarter included $66.9 million in net sales in the United States and $12.1 million in net sales from its international operations, representing growth in those markets of 35% and 97%, respectively, over the third quarter of 2004.

For the nine-month period ended September 30, 2005, Kyphon reported net sales of $220.3 million, which was an increase of 46% over the $151.0 million reported for the same period in 2004. Earnings per diluted share for the first nine months of 2005 were $0.58, an increase of 61% over the $0.36 reported for the same period last year.

"Our third quarter results reflect our continued progress in several major areas," commented Richard Mott, president and chief executive officer of Kyphon. "Our revenue growth demonstrates continued strong clinician adoption of the kyphoplasty procedure using our expanding *KyphX* instrument product line. We also achieved improved operating leverage during the quarter while continuing to invest in selling and marketing initiatives designed to fuel future growth."

"We are especially pleased with the performance of our international business in the quarter which continues to exhibit strong momentum, particularly in Germany and Italy," Mott continued. "While our U.S. business was affected by the adverse weather conditions experienced in the southeast in August and September, we saw continued procedural penetration in other regions of the country allowing us to post another quarter of significant domestic growth. We remain committed to our long-term growth strategies and anticipate continued investment in expanding the key drivers to sustain our success," Mott concluded.

Financial Outlook for the Year and Quarter Ending December 31, 2005

It is anticipated that recovery in certain parts of the southeast region affected by the Gulf Coast hurricanes in August and September will take up to several months. In addition, it is expected that hurricane Wilma that affected Florida, our largest revenue state, will have a suppressive effect upon the number of procedures performed in that state during the fourth quarter. Accordingly, for the full-year 2005, revenues are targeted to be between $304 million to $307 million, which is within the previously announced target range of $304 million to $310 million.   Revenue growth for the full year 2005 versus 2004 is now expected to be 43% to 44%. For the fourth quarter of 2005, the company anticipates net sales of $84 million to $87 million, which represents an increase of 35% to 39% versus the fourth quarter of 2004. Net sales from the company's international operations are targeted to constitute 17% to 18% of total worldwide net sales in the fourth quarter.

Based on the higher-than-expected net income performance in the third quarter, the company is increasing its full-year 2005 target range for earnings per diluted share to between $0.84 and $0.86, up from its previously announced target range of $0.80 to $0.83. Full-year 2005 earnings per diluted share growth versus 2004 is now anticipated to be between 68% and 72%. Earnings per diluted share for the fourth quarter are targeted to be between $0.26 and $0.28, an increase of 86% to 100% over the same period a year ago.

Selected Metrics

Kyphon ended the third quarter of 2005 with 241 device sales representatives and 49 primary care sales professionals in the U.S. Internationally, the company ended the third quarter with approximately 75 sales professionals. Kyphon is planning to end the year with approximately 260 device sales representatives and 25 primary care sales representatives in the U.S., along with approximately 90 sales representatives outside of the U.S. These sales representatives work with spine specialists worldwide who perform, or who are candidates to perform, the kyphoplasty procedure and the primary care physician community to educate them about the option of kyphoplasty. To date, approximately 4,750 spine specialists in the U.S. and 2,650 outside the U.S. have been trained to perform kyphoplasty. For the year 2005, Kyphon expects to train a total of approximately 2,000 physicians to perform kyphoplasty procedures, 1,000 in the U.S. and 1,000 outside of the U.S.

Earnings Call Information

Kyphon will host a conference call today at 2:00 p.m. Pacific Time to discuss its third quarter 2005 results and expectations for the remainder of 2005. A live webcast of the call will be available from the Investor Relations section of the company's corporate Web site at www.kyphon.com. The call will be archived on this site for a minimum of two months. An audio replay of the call will also be available beginning from 6:00 p.m. Pacific Time on Tuesday, November 1, 2005, until 12:00 a.m. Pacific Time on Tuesday, November 22, 2005. To access the replay, dial (888) 203-1112 (U.S) or (719) 457-0820 (International) and enter the access code 7648132.

About Kyphon Inc.

Kyphon develops and markets medical devices designed to restore spinal function using minimally invasive technologies. The company's *KyphX* line of products are used in

Balloon Kyphoplasty, a minimally invasive procedure to treat spinal fractures caused by osteoporosis or cancer. For more information, visit Kyphon's Web site at http://www.kyphon.com.

Kyphon and KyphX are registered trademarks of Kyphon Inc.

KYPHON INC.
CONDENSED CONSOLIDATED INCOME STATEMENTS
(unaudited; in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	**2004**	**2005**	**2004**
U.S. net sales	$ 66,863	$ 49,645	$ 188,426	$ 135,314
International net sales	12,151	6,166	31,848	15,675
Net sales	79,014	55,811	220,274	150,989
Cost of goods sold	9,456	6,247	25,875	17,164
Gross profit	69,558	49,564	194,399	133,825
Operating expenses:				
Research and development	6,415	5,604	18,513	15,214
Sales and marketing	36,151	26,855	107,310	74,708
General and administrative	8,280	7,216	26,321	18,558
Purchased in-process research and development	--	--	1,000	--
Total operating expenses	50,846	39,675	153,144	108,480
Income from operations	18,712	9,889	41,255	25,345
Interest income and other, net	1,212	343	2,556	803
Net income before income taxes	19,924	10,232	43,811	26,148
Provision for income taxes	8,170	4,100	17,700	10,500
Net income	$ 11,754	$ 6,132	$ 26,111	$ 15,648
Net income per share:				
Basic	$ 0.27	$ 0.15	$ 0.61	$ 0.39
Diluted	$ 0.26	$ 0.14	$ 0.58	$ 0.36
Weighted-average shares outstanding:				
Basic	43,195	40,733	42,522	40,216
Diluted	45,898	43,734	45,035	43,503

KYPHON INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited; in thousands)

	September 30, 2005	December 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	$ 131,700	$ 87,236
Investments	34,966	24,421
Accounts receivable, net	48,180	42,347
Inventories	9,689	11,457
Prepaid expenses and other current assets	7,408	4,521
Deferred tax assets	13,135	13,537
Total current assets	245,078	183,519
Investments	4,501	4,142
Property and equipment, net	14,850	12,728
Goodwill and other intangible assets, net	4,465	5,039
Deferred tax assets	4,009	4,009
Other assets	2,677	3,952
Total assets	$ 275,580	$ 213,389
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 5,595	$ 5,544
Accrued liabilities	30,586	24,049
Total current liabilities	36,181	29,593
Deferred rent and other	3,828	4,161
Total liabilities	40,009	33,754
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.001 par value per share	43	41
Additional paid-in capital	220,269	189,410
Treasury stock, at cost	(201)	(201)
Deferred stock-based compensation, net	(423)	(2,113)
Accumulated other comprehensive income	763	3,489
Retained earnings (accumulated deficit)	15,120	(10,991)
Total stockholders' equity	235,571	179,635
Total liabilities and stockholders' equity	$ 275,580	$ 213,389